UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Corcept Therapeutics Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

218352102

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 218352102

1.	Names of Reporting Persons Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,925,216*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 5,925,216*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,925,216

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.4%

12.	Type of Reporting Person (See Instructions) PN

* See Exhibit A, Note 1.

CUSIP No. 218352102

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 29,273

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 29,273

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,273

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 218352102

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 74,113

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 74,113

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,113

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 218352102

1.	Names of Reporting Persons David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,004,811*

	6.	Shared Voting Power 6,028,602**

	7.	Sole Dispositive Power 1,004,811*

	8.	Shared Dispositive Power 6,028,602**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,033,413

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.1%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 3.

** Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,981,451*

	6.	Shared Voting Power 6,028,602**

	7.	Sole Dispositive Power 2,981,451*

	8.	Shared Dispositive Power 6,028,602**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,010,053

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.1%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 4.

** Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,036,519*

	6.	Shared Voting Power 6,028,602**

	7.	Sole Dispositive Power 1,036,519*

	8.	Shared Dispositive Power 6,028,602**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,065,121

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.2%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 5.

** Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,361,511*

	6.	Shared Voting Power 6,028,602**

	7.	Sole Dispositive Power 1,361,511*

	8.	Shared Dispositive Power 6,028,602**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,390,113

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.7%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 6.

** Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 165,491*

Shared Voting Power 6,028,602**

	7.	Sole Dispositive Power 165,491*

	8.	Shared Dispositive Power 6,028,602**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,194,093

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 7.

** Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 130,234*

	6.	Shared Voting Power 6,028,602**

	7.	Sole Dispositive Power 130,234*

	8.	Shared Dispositive Power 6,028,602**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,158,836

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 8.

** Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 158,962*

	6.	Shared Voting Power 6,028,602**

	7.	Sole Dispositive Power 158,962*

	8.	Shared Dispositive Power 6,028,602**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,187,564

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 9.

** Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 143,145*

	6.	Shared Voting Power 6,028,602**

	7.	Sole Dispositive Power 143,145*

	8.	Shared Dispositive Power 6,028,602**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,171,747

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 10.

** Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 56,741*

	6.	Shared Voting Power 6,028,602**

	7.	Sole Dispositive Power 56,741*

	8.	Shared Dispositive Power 6,028,602**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,085,343

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.6%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 11.

** Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 21,019*

	6.	Shared Voting Power 6,028,602**

	7.	Sole Dispositive Power 21,019*

	8.	Shared Dispositive Power 6,028,602**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,049,621

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.6%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 12.

** Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 218352102

1.	Names of Reporting Persons Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,028,602*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,028,602*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,028,602

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions) IN

*  Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

Item 1.
	(a)	Name of Issuer Corcept Therapeutics Incorporated
	(b)	Address of Issuer’s Principal Executive Offices 149 Commonwealth Drive, Menlo Park, CA 94025

Item 2.
	(a)	Name of Person Filing See Exhibit A; Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 2183525102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15
	(b)	Percent of class: See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote ***
		(ii)	Shared power to vote or to direct the vote ***
		(iii)	Sole power to dispose or to direct the disposition of ***
		(iv)	Shared power to dispose or to direct the disposition of ***

*** See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird, Sweet, Sheehan and Speiser are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and as such share voting and dispositive power over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/2010
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ G. Leonard Baker, Jr.
Signature

G. Leonard Baker, Jr.
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (AI), L.P.

/s/ G. Leonard Baker, Jr.
Signature

G. Leonard Baker, Jr.
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (QP), L.P.

/s/ G. Leonard Baker, Jr.
Signature

G. Leonard Baker, Jr.
Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ Gregory P. Sands
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

/s/ David E. Sweet
Signature

/s/ Andrew T. Sheehan
Signature

/s/ Michael L. Speiser
Signature

EXHIBIT A TO SCHEDULE 13G - CORCEPT THERAPEUTICS INCORPORATED

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	5,925,216	Note 1			9.4%

Sutter Hill Entrepreneurs Fund (AI), L.P.	29,273				0.0%

Sutter Hill Entrepreneurs Fund (QP), L.P.	74,113				0.1%

Total of Sutter Hill Funds	6,028,602

David L. Anderson	1,004,811	Note 3			1.6%
			7,033,413	Note 2	11.1%

G. Leonard Baker, Jr.	2,981,451	Note 4			4.7%
			9,010,053	Note 2	14.1%

William H. Younger, Jr.	1,036,519	Note 5			1.7%
			7,065,121	Note 2	11.2%

Tench Coxe	1,361,511	Note 6			2.2%
			7,390,113	Note 2	11.7%

Gregory P. Sands	165,491	Note 7			0.3%
			6,194,093	Note 2	9.8%

James C. Gaither	130,234	Note 8			0.2%
			6,158,836	Note 2	9.7%

James N. White	158,962	Note 9			0.3%
			6,187,564	Note 2	9.8%

Jeffrey W. Bird	143,145	Note 10			0.2%
			6,171,747	Note 2	9.8%

David E. Sweet	56,741	Note 11			0.1%
			6,085,343	Note 2	9.6%

Andrew T. Sheehan	21,019	Note 12			0.0%
			6,049,621	Note 2	9.6%

Michael L. Speiser	0				0.0%
			6,028,602	Note 2	9.5%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes 707,752 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09.

Note 2:  Includes individual shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) plus all shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held by the following partnerships in which the reporting person is a Managing

Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership,  Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

Note 3: Comprised of 263,293 shares (including 6,213 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/09) held in The Anderson Living Trust of which the reporting person is the trustee, 396,566 shares (including 106,819 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held by a retirement trust for the benefit of the reporting person, 333,816 shares (including 6,213 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/09) held by Anvest, L.P. of which the reporting person is the General Partner and 11,136 shares held by Acrux Partners, LP of which the reporting person is the trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the living trust’s and the partnerships’ shares except as to the reporting person’s pecuniary interest therein.

Note 4: Comprised of 205,439 shares owned by the reporting person, 1,408,996 shares (including 228,765 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held in The Baker Revocable Trust of which the reporting person is a trustee, 379,733 shares (including 98,449 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/09) held by a retirement trust for the benefit of the reporting person, 907,283 shares (including 115,015 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held by Saunders Holdings, L.P. of which the reporting person is a General Partner and 80,000 shares of director’s options which will be exercisable within 60 days after 12/31/09.  The reporting person disclaims beneficial ownership of the revocable trust’s, the partnership’s and the director’s options shares except as to the reporting person’s pecuniary interest therein.  The reporting person shares pecuniary interest in the shares of director’s options with other individuals pursuant to a contractual relationship.

Note 5:  Comprised of 211,545 shares held in The William H. Younger, Jr. Revocable Trust of which the reporting person is the trustee, 688,404 shares (including 113,338 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held by a retirement trust for the benefit of the reporting person and 136,570 shares (including 13,186 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/09) owned by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner. The reporting person disclaims beneficial ownership of the revocable trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 6:  Comprised of 825,953 shares (including 73,871 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/09) held in The Coxe Revocable Trust of which the reporting person is a trustee, 447,754 shares (including 87,706 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held by a retirement trust for the benefit of the reporting person, and 87,804 shares held by The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee.  The reporting person disclaims beneficial ownership of the revocable trust’s and the unitrust’s shares except as to the reporting person’s pecuniary interest therein.

Note 7: Comprised of 23,889 shares owned by the reporting person, 129,443 shares (including 19,530 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee, 2,532 shares held by a retirement trust for the benefit of the reporting person and 9,627 shares held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trust agreement’s and the unitrust’s shares except as to the reporting person’s pecuniary interest therein.

Note 8: Comprised of 40,605 shares owned by the reporting person, 17,908 shares held in The Gaither Revocable Trust of which the reporting person is the trustee, 71,721 shares (including 10,867 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held by Tallack Partners, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 9: Comprised of 137,837 shares (including 16,720 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held in The White Family Trust of which the reporting person is a trustee and 21,125 shares (including 2,039 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/09) held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the family trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 10: Comprised of 143,145 shares (including 16,893 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.

Note 11: Comprised of 9,627 shares owned by the reporting person,  22,666 shares (including 728 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/09) held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 24,448 shares (including 5,968 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 12: Comprised of 21,019 shares (including 2,694 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/09) held in the Sheehan 2003 Trust of which the reporting person is a trustee.  The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.